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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                                 450, 5th Street
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of January, 2003.


                            The Toronto-Dominion Bank
                            -------------------------
                 (Translation of registrant's name into English)



                      P.O. Box 1, Toronto Dominion Centre,
                            Toronto, Ontario, M5K 1A2
                            -------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F                          Form 40-F   X
                       ------                              -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                       No   X
                  -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-






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                                    FORM 6-K

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             THE TORONTO-DOMINION BANK


DATE: January 21, 2003                   By /s/ Norie C. Campbell
                                            -------------------------------
                                            Name:    Norie C. Campbell
                                            Title: Associate Vice President


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                  TD BANK FINANCIAL GROUP 2002 ANNUAL MATERIALS

TORONTO, JANUARY 21, 2003 - TD Bank Financial Group today announced that an online version of its 2002 Annual Report and Annual Information Form would be posted online at www.td.com on Friday, January 24th, 2003.
                 ----------

TDBFG also announced that the printed version of the 2002 Annual Report and annual meeting proxy materials would be mailed to common shareholders of The Toronto-Dominion Bank beginning the week of Monday, February 24th, 2003.


                              - 30 -

ABOUT TD BANK FINANCIAL GROUP

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and a leading wholesale bank, TD Securities, operating in over 20 locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading online financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$278 billion in assets, as at October 31, 2002. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".


FUTHER INFORMATION:

John McNeil, Senior Manager
External Communications
TD Bank Financial Group
416-944-7161